ORITANI FINANCIAL CORP.
370 Pascack Road
Township of Washington, New Jersey 07676
May 6, 2010
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Oritani Financial Corp. Registration Statement on Form S-1 (Registration Number 333-165226) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     Oritani Financial Corp., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on May 10, 2010 at 4:00 p.m., or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Kevin J. Lynch
Kevin J. Lynch
President and Chief Executive Officer

[LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED]
May 6, 2010
Via Facsimile and Edgar
(202) 772-9216
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Oritani Financial Corp. Registration Statement on Form S-1 (Registration Number 333-165226) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Oritani Financial Corp. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on May 10, 2010, or as soon thereafter as may be practicable.

Very Truly Yours, Stifel, Nicolaus & Company, Incorporated
/s/ Robin Suskind
Name:	Robin Suskind
Title:	Managing Director